

Via Fax (972) 378-86632

December 17, 2010

Mario Barton
Chief Executive Officer
League Now Holdings Corporation
5601 W. Spring Parkway
Plano, TX 75021

> **Re:** **League Now Holdings Corporation**
> **Form 8-K Filed October 8, 2010**
> **File No. 333-148987**

Dear Mr. Barton:

We have reviewed your letter dated December 8, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2010.

Form 8-K Filed October 8, 2010

1. We are still considering your response to our prior comment 1. In order to assist us in our evaluation, please provide us with the following information for fiscal 2009 and fiscal 2010 prior to the completion of the merger with Pure Motion:
    * Tell us the names of your employees, if there are any aside from the former president;
    * Describe in detail the nature of business activities each person performed, and;
    * Please provide us with a detailed breakdown of professional, consulting, and general and administrative fees paid by vendor and the nature of services they performed for you.

Mario Barton
League Now Holdings Corporation
November 30, 2010
Page 2

      You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief